news release

Stainless steel business to be spun off from ArcelorMittal publishes its European prospectus and demerger plan

Luxembourg 16 December 2010 – The stainless steel division of ArcelorMittal has today published its European prospectus and demerger plan, following the decision of the ArcelorMittal Board of Directors to proceed with the spin-off of the stainless steel business.  The stainless steel division also announces that its new name will be Aperam as at the date of the spin-off.

Bernard Fontana, CEO of ArcelorMittal’s stainless steel division, said: ‘Today we announce the launch of the new identity of ArcelorMittal’s stainless steel division under the Aperam name. This is a first step for Aperam as a leading independent stainless and specialty steel company. We look forward to continuing to develop our excellent customer, supplier and employee relationships as Aperam going forward.’

Mr Fontana further commented: ‘Today we also file our demerger prospectus which will provide our future investors and the broader capital markets community with important information regarding our Company.’

Aperam has also launched an initiative to target management gains and profit enhancement of USD 250 million over the next two years. The program, known as the “Leadership Journey”, will focus on cost reductions and increasing productivity. As part of this program, Aperam plans to convert its blast furnace number 2 to charcoal in its Brazilian plant in Timoteo, to suspend temporarily its traditional Cold rolling mill in its French plant in Isbergues (capacity of 100,000t) and to invest USD 62 millions in the productivity of its hot annealing and pickling line in Gueugnon (France).

About Aperam

Aperam is a global player in stainless, electrical and specialty steel, with operations in more than 30 countries. The business is organized in three divisions: Stainless & Electrical Steel, Service & Solutions, Alloys & Specialties.

Aperam has 2.5 million tonnes of flat stainless steel capacity in Europe and Brazil and is a leader in high value added niches - alloys and specialties. Aperam has also a highly integrated distribution, processing and services network and a unique capability to produce stainless and specialty from low cost Biomass (charcoal). Its industrial network is concentrated in 6 main plants located in Brazil, Belgium and France. Aperam has about 9,800 employees.

Aperam commits to operate in a responsible way with respect to health, safety and wellbeing of its employees, contractors and the communities in which it operates. It is also committed to the sustainable management of the environment and of finite resources.

In 2009, Aperam had revenues of USD 4.2 billion and shipments of 1.45 million tonnes.

Demerger

The general assembly of shareholders of ArcelorMittal will be held on 25th January 2011 to approve the spin-off transaction.

Aperam shares will be listed on the stock exchange of Paris, Amsterdam, and Luxembourg. In the United States, they will trade on the over-the-counter market in the form of NY Registry Shares.

Copies of the Aperam prospectus and investors presentations can be found on the ArcelorMittal website at www.arcelormittal.com

Aperam Investor Relations contact is Michael Bennett on +44 (0) 78 2594 2938

Financial Advisors;

Goldman Sachs is the lead financial advisor to ArcelorMittal, and Deutsche Bank is also acting as financial advisor to ArcelorMittal

Financial advisors of Aperam are Crédit Agricole CIB, Société Générale and ING Belgium NV

Forward Looking Statement and Disclaimers:

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates, including non-cash impairment charges, net financial debt and net debt to EBITDA leverage ratio, statements regarding plans, objectives and expectations with respect to future operations and statements regarding future performance generally. Forward-looking statements may be identified by the words “will,” “believe,” “expect” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

Goldman Sachs International, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for ArcelorMittal and no one else in connection with the spin-off transaction and will not be responsible to anyone other than ArcelorMittal for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with the transaction or any other matters referred to in this announcement.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the FSA. Details about the extent of Deutsche Bank AG's authorisation and regulation by the FSA are available on request. Deutsche Bank AG, London Branch (and its affiliates) are acting for ArcelorMittal SA and no one else in connection with the contents of this announcement and will not be responsible to any person other than ArcelorMittal SA for providing protections afforded to clients of Deutsche Bank AG, London Branch (or its affiliates) nor for providing advice in relation to any matters referred to herein.